SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  6 May 2011

Portugal Telecom’s Annual General Meeting of Shareholders

Portugal Telecom, SGPS SA announces that the Annual General Meeting of Shareholders held this afternoon has approved the following proposals under the items on the agenda:

> Approval of the management reports, balance sheets and accounts, individual and consolidated, for the 2010 financial year.

> Application of the 2010 net income of Euro 5,124,694,889, as follows:

•             The amount of Euro 413,661,880 be used to cover accumulated losses;

•             Payment to the shareholders, in addition to the advance of year profits made in December 2010, of a dividend in the overall amount of Euro 1,165,466,250, corresponding to Euro 1.30 per share in respect of the total number of issued shares, divided as follows:

•             an amount of Euro 582,733,125, corresponding to 65 Euro cents per share in respect of the total number of issued shares, for the balance of the dividend deemed exceptional and not yet paid; and

•             an additional amount of Euro 582,733,125, corresponding to 65 Euro cents per share in respect of the total number of issued shares, as ordinary dividend.

The above mentioned dividend of Euro 1.30 per share shall be paid to shareholders on 3 June 2011 (ex-dividend date: 31 May 2011).

•             Transfer of the remaining net profit for the fiscal year to retained earnings.

As such, and taking into account the amount corresponding to advance of year profits made in December 2010, the shareholders have approved that the total sum to be paid as dividend in respect of the 2010 fiscal year was fixed in Euro 2,061,981,750, corresponding to a dividend of Euro 2.30 per share.

> General appraisal of the Company’s management and supervisory bodies, and of each of their members, as well as a special praise to the Chairman of the Board of Directors and to the Chief Executive Officer for the outstanding way in which the Company was led throughout the 2010 financial year.

> Amendment to article 13, numbers 2, 3 and 4, and article 17 of the Company’s Bylaws, in order to comply with the provisions of Decree-Law no. 49/2010 of 19 May 2010, that implemented the Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies.

> Approval of the acquisition and disposal of own shares.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

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> Approval, pursuant to paragraph 4 of article 8 of the Bylaws, of the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors.

> Approval of the suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to above as may be resolved upon by the Board of Directors.

> Approval of the issuance of bonds and other securities, of whatever nature, by the Board of Directors, including the determination of a maximum annual amount of Euro 3,000,000,000.00 in accordance with paragraph 3 of article 8 and paragraph 1, e) of article 15 of the Bylaws.

> Approval of the acquisition and disposal of own bonds and other own securities.

> Approval of the statement of the Compensation Committee on the remuneration policy of the members of the Company’s management and supervisory bodies.

> Ratification of the appointment of Otávio Marques de Azevedo, Pedro Jereissati, Alfredo José Silva de Oliveira Baptista and Pedro Humberto Monteiro Durão Leitão as directors of the Company to complete the 2009-2011 term of office.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.